BINGHAM McCUTCHEN LLP

2020 K Street, N.W.

Washington, D.C. 20006

May 1, 2009

VIA EDGAR

Kevin Rupert

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Income Trust Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-158151)

Dear Mr. Rupert:

On behalf of our client, Legg Mason Partners Income Trust (the “Registrant”), a Maryland business trust, and its series Legg Mason Partners Corporate Bond Fund and Legg Mason Partners Short-Term Bond Fund, we filed Pre-effective Amendment No. 2 to the Registration Statement (“Pre-effective Amendment No. 2”) with the Commission earlier today. We are hereby requesting that the Commission, pursuant to Section 8(a) of the Securities Act of 1933, deem the Registration Statement effective as of today’s date.

We confirm that Pre-effective Amendment No. 2 reflects the changes requested by the Staff via telephone on April 28, 2009. We also confirm that, as requested, we have recommended to the officers of the Registrant that the Registrant’s Board consider further the “80% test” for Legg Mason Partners Corporate Bond Fund and determine whether the test should refer specifically to bonds. Please call Miles Treakle at (202) 373-6549 or the undersigned at (202) 373-6185 with any questions relating to the filing.

Sincerely,

/s/ Nancy Persechino
Nancy Persechino